Shengkai Innovations, Inc.
No. 27, Wang Gang Road,
Jin Nan (Shuang Gang) Economic and Technology Development Area
Tianjin, People’s Republic of China 300350

May 3, 2010

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-4631

Attention:	John Hartz
Senior Assistant Chief Accountant

RE:	Shengkai Innovations, Inc.
Form 10-K for Fiscal Year Ended June 30, 2009
Filed September 2, 2009

Ladies and Gentlemen:

Shengkai Innovations, Inc. (the “Company”) is in receipt of the staff's letter of comment dated April 5, 2010 on the above-referenced filing. Set forth below are the Company's responses to such comments. The numbers of the responses in this letter correspond to the numbers of the staff’s comments as set forth in the comment letter.

FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2009

Note 10, Preferred Stock and Warrants, page F-21

1.           We note your response to prior comment 3.

•	Based on your response under 3(a), please confirm, if accurate, that the warrant holder rights are the same as the rights of your common stock holders otherwise please better explain your conclusion.

RESPONSE:

The warrant holder rights are not the same as the rights of the Company’s common stock holders because the warrant holders do not have any voting rights until they exercise their warrants for the underlying common stock. However, the protection over the warrant holders is similar to the common stockholders under Triggering Event of consolidation or merger or transferring of substantially all of assets or capital reorganization. In case of such Triggering Event, the warrant holder shall receive the securities, cash and property at the exercise price as if such holder had exercised the rights represented by the warrant (including the right of a shareholder to elect the type of consideration it will receive upon a Triggering Event). Therefore, the warrant holder would receive the value of what the common stockholder would receive upon Triggering Event.

•
Based on your response under 3(b), please help us better understand your obligations if you are unable to deliver shares, including your obligations to deliver either registered or unregistered shares.

RESPONSE:

Pursuant to the terms of the Series A Warrants, if the Company is unable to deliver shares upon exercised warrants, and if the warrant holder is required by its broker to purchase the common stock in an open market to deliver in satisfaction of a sale order entered into by the warrant holder, then the Company shall compensate the actual loss suffered by the warrant holder in this required transaction due to failure of delivery of common stock by the Company. The compensation is calculated based on that (x) the amount of the total purchase price exceeds (y) the amount obtained from the sale order. In other words, the Company does not need to compensate any if there is not a loss transaction. Additionally, the Company must, at the warrant holder’s election, either (i) reinstate the portion of the warrant that was intended to be exercised, or (ii) deliver the number of shares that should have been issued if the exercise had been honored.  If the warrant holder chooses option (ii), then the shares to be delivered will be unregistered unless such shares have been registered on an effective registration statement and reserved pursuant to Section 3(b) of the Warrant.

•	Based on the potential re-pricing of the warrants, please tell us your consideration of ASC 815-40-55.

RESPONSE:

(i) The warrant holder at its option may elect to receive an amount in unregistered shares of the common stock of the surviving entity equal to the value of the warrant calculated in accordance with the Black-Scholes formula upon the consummation of Triggering Event.

There is an example in ASC815-40-55-30 about the adjustment of settlement amount of warrants due to merger announcement. The strike price of the warrants will be adjusted to offset the effect of the merger announcement on the net change in the fair value of the warrants and of an offsetting hedge position in the underlying shares. The strike price adjustment must be determined using commercially reasonable means. ASC815-40-15-7G gives an analysis on this example that “inclusion of provisions that adjust the terms of the instrument to offset the net gain or loss resulting from a merger announcement or similar event do not preclude an equity-linked instrument from being considered indexed to an entity’s own stock”. The situation of the example is similar to the provision clause provided to the warrant holders upon Triggering Event and the Black-Scholes model to calculate the value of the warrant should be considered a commercially reasonable means. Therefore, the provision of adjustment on settlement amount of warrants based on the Black-Scholes model should not preclude the warrant from being indexed to an entity’s own stock.

(ii) Under the circumstances of stock dividends, subdivisions and combinations of shares of common stocks, the settlement of the warrants would be adjusted to offset the resulting dilution in order to make the exercised number of warrant stocks and exercise price as unchanged position prior to such events. ASC815-40-55-42 illustrates an example of the same situations and ASC815-40-55-43 gives an analysis of such events of stock dividend, stock subdivisions and stock combination that the only variables on the settlement would be inputs to the fair value of a fixed-for-fixed option on equity shares. Therefore, the warrants are considered indexed to an entity’s own stock.

(iii) If the Company issues any form of dividends (other than common stock or common stock equivalents) like cash or assets, the settlement of the warrants would be adjusted to neutralize the effect of such dividend on the fair value of the warrants. ASC815-40-55-37 illustrates such adjustments on strike price do not preclude the warrant from being considered indexed to an entity’s own stock.

(iv) If the Company issues any additional shares of common stock or common stock equivalents at a price lower than the exercise price of the warrant, then the exercise price of the warrant shall be adjusted to the price equal to the consideration per such additional share of common stock or common stock equivalents. ASC815-40-55-33 illustrates a similar example and ASC815-40-55-34 gives an analysis that such adjustment on the exercise price of the warrant is not an input to the fair value of a fixed-for-fixed option on equity shares. Therefore, the warrant is considered not indexed to an entity’s own stock.

However, all the warrant holders have agreed with the Company to waive the above provision of the down-round adjustment on exercise price retroactively effective from the original signing date of warrant agreements, i.e. June 10, 2008 and July 18, 2008. Therefore, this down-round provision has never been valid.

•
Based on your response under 3(c)(i) and the conditions under item (b), please tell us if the preferred shareholders have or have the ability to obtain control of our board of directors and, if applicable, how you considered this face in your classification of the preferred stock.

RESPONSE:

The preferred shareholders would not as preferred holders be able to obtain control of the Company’s board of directors.  Pursuant to the Certificate of Designation for the Series A Preferred, the preferred shareholders are not entitled to vote in director elections.  Additionally, a preferred shareholder is barred from converting its preferred stock while it owns more than 9.9% of the then-issued and outstanding shares of common stock of the Company, unless such conversion restriction is waived with 61 days’ notice.  Assuming such restriction is waived, then, depending on how many preferred shares are not yet converted and how many common shares the preferred shareholders holds at the time, it is conceivable that the preferred shareholders, in their capacity as common stock holders, could hold a majority vote to control the election of the Company’s board.  However, the Company’s Chief Executive Officer, Wang Chen, currently holds a majority of the shares through his ownership of Long Sunny Limited.  As such, unless and until Long Sunny Limited reduces its holdings in the Company, the preferred holders would not be able to obtain a majority vote to control the election of the Company’s board.

•
Based on your response under 3(c)(i) and the conditions under item (c)¸ please explain to us how you determined that these events are “solely” within your control” based on the provisions of ASC 480-10-S99-3A which requires you to assess the possibility rather than the probability of the events occurring.

RESPONSE:

If the Company does not have a sufficient number of shares of common stock authorized and available to issue shares of common stock upon conversion of its preferred stock, the preferred holders may elect to receive cash for those shares of common stock it is unable to issue.

Pursuant to ASC480-10-S99 paragraph 2, ASR268 requires preferred securities that are redeemable for cash to be classified outside of permanent equity if they are redeemable (3) upon the occurrence of an event that is not solely within the control of the issuer. The SEC also highlights the future cash obligations attached to this type of security so as to distinguish it from permanent capital. Paragraph 5 of ASC480-10-S99 further elaborates the possibility but not probability should be assessed the triggering event occurred solely within the control of the issuer or not.

When the Company issued its Series A convertible preferred stock, it had more than sufficient authorized shares of common stock for conversion. The Company did not see any possibility of being not enough authorized shares and did not see any possible future cash obligations. Therefore, the issuance of share of common stock for conversion was deemed to be solely within the Company’s control.

*    *    *

In connection with the Company’s responses to the above comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Wang Chen
Wang Chen
Chief Executive Officer